UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Kornit Digital Ltd.

(Exact name of registrant as specified in its charter)

Israel	001-36903	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

12 Ha`Amal St., Afek Park, Rosh-Ha`Ayin	4809246
(Address of principal executive offices)	(Zip code)

Lauri Hanover, Chief Financial Officer, +97235148777

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Kornit Digital Ltd.’s (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at:

http://www.kornit.com/conflict-minerals-policy/

The contents of the website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Company has filed its Conflict Minerals Report as Exhibit 1.01 hereto as required by Item 1.01 of Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 -	Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kornit Digital Ltd.
(Registrant)

By:	/s/ Lauri Hanover
Name:	Lauri Hanover
Title:	Chief Financial Officer
Date:	May 29, 2024

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